Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,
	2008	2007	2006
	(U.S. Dollars in thousands)

Earnings:
Income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of
affiliates, and minority interests	$(15,808)	(15,919)	$(1,028)
Fixed charges	41,143	10,122	5,154

Earnings (insufficient earning to cover fixed charges)	$25,335	(5,797)	$4,126

Fixed charges:
Interest	$40,733	9,969	$5,134
Amortization of debentures expenses	410	153	20

Fixed charges	$41,143	10,122	$5,154

Ratio of earnings (deficit) to fixed charges	*	*	0.80:1

*	Due to the loss in 2008 and 2007, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $15,808 and $15,919 thousands in 2008 and 2007, respectively, to achieve a coverage ratio of 1:1.